UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 34)

Lineage Cell Therapeutics, Inc.
(Name of Issuer)

Common Shares, no par value	09066L105
(Title of class of securities)	(CUSIP number)

Alfred D. Kingsley. Greenway Partners, L.P. 150 E. 57th Street New York, New York 10022 (212) 355-6800
(Name, address and telephone number of person authorized to receive notices and communications)

March 7, 2019
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s))

CUSIP No. 09066L105	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3791931

GREENBELT CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,043,346
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		1,043,346
	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,043,346
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.70%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

*See Item 5.

CUSIP No. 09066L105	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3714238

GREENWAY PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		375,351
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		375,351
	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

375,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.25%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

*See Item 5.

CUSIP No. 09066L105	13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ALFRED D. KINGSLEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		5,697,865
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		5,697,865
	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,697,875
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.62%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

*See Item 5.

This Amendment No. 34 (“Amendment No. 34”) amends and supplements the Statement on Schedule 13D (as amended by Amendment No. 1, dated May 14, 1998, Amendment No. 2, dated August 18, 2000, Amendment No. 3, dated December 8, 2000, Amendment No. 4, dated March 30, 2001, Amendment No. 5, dated August 31, 2001, Amendment No. 6, dated April 1, 2002, Amendment No. 7 dated April 17, 2002, Amendment No. 8 dated May 31, 2002, Amendment No. 9 dated July 3, 2002, Amendment No. 10 dated December 3, 2002, Amendment No. 11 dated April 25, 2003, Amendment No. 12 dated October 2, 2003, Amendment No. 13 dated January 26, 2004, Amendment No. 14 dated February 2, 2004, Amendment No. 15 dated September 12, 2005, Amendment No. 16 dated December 27, 2005, Amendment No. 17, dated May 16, 2006, Amendment No. 18 dated October 18, 2007, Amendment No. 19 dated April 9, 2008, Amendment No. 20 dated November 19, 2008, Amendment No. 21 dated January 7, 2009, Amendment No. 22 dated April 20, 2009, Amendment No. 23 dated July 2, 2009, Amendment No. 24 dated August 24, 2009, Amendment No. 25 dated August 19, 2010, Amendment No. 26 dated November 17, 2010, Amendment No. 27 dated July 30, 2012, Amendment No. 28 dated December 18, 2012, Amendment No. 29, dated January 9, 2013, Amendment No. 30, dated March 29, 2013, Amendment No. 31, dated May 9, 2014, Amendment No. 32, dated May 16, 2014, and Amendment No. 33 dated January 10, 2017 (the “Statement”)) relating to the common shares, no par value (the “Shares”), of Lineage Cell Therapeutics, Inc., a California corporation formerly known as BioTime Inc. (the “Issuer”), and is filed by and on behalf of Greenbelt Corp. (“Greenbelt”), Greenway Partners, L.P. (“Greenway”), and Alfred D. Kingsley (collectively, the “Reporting Persons”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information on each Reporting Person’s respective cover sheet and presented in response to Item 5 in the Schedule prior to this Amendment is incorporated by reference herein. There has been no material change from the information last reported in the Schedule except as reported in Item 5.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons have acquired their Shares for investment. The Reporting Persons have no plans or proposals, as shareholders of the Issuer, as of the date of this filing which, other than as expressly set forth below or as may otherwise have been disclosed in the Statement, would relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (b) any extraordinary corporate transaction involving the Issuer; (c) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any material change in the operating policies or corporate structure of the Issuer; (f) any change in the Issuer’s charter or by-laws; (g) the Shares of the Issuer ceasing to be listed on the NYSE American; or (h) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

However, Mr. Kingsley is a member of the Board of Directors of the Issuer and in that capacity he may, with other directors of the Issuer, cause the Issuer to engage in any or all of the kinds of transactions described in the immediately preceding paragraph. Without limiting the generality of the immediately preceding sentence, Mr. Kingsley may vote as a director to (1) cause the Issuer to expand the size of the Issuer’s Board of Directors and to elect additional directors, (2) cause the Issuer to reduce the size of the Issuer’s Board of Directors, (3) nominate persons to stand for election as directors at any annual or special meeting of shareholders of the Issuer at which directors are to be elected, (4) cause any incumbent director not to be nominated to stand for election as a director at any annual or special meeting of shareholders of the Issuer at which directors are to be elected, (5) in the event of the death or resignation or removal of a director of the Issuer, elect a replacement director, (6) amend the Bylaws of the Issuer, (7) offer and sell additional securities in order to raise capital for the Issuer’s operations or to acquire one or more businesses or assets for use in the Issuer’s business, (8) if and when opportunities present themselves, cause the Issuer or any subsidiary to enter into (a) one or more merger agreements or other agreements to acquire other business or assets, (b) one or more agreements to sell, license, or otherwise dispose of assets or subsidiaries, or (c) one or more merger or consolidation agreements in which the Issuer or any subsidiary is not the surviving corporation, and (9) cause the Issuer to dispose of all or a part of its interest in any subsidiary or other part of its business by way of a distribution of subsidiary shares to Issuer shareholders. Any newly elected directors or nominees for election as directors may be officers, directors, or affiliates of a Reporting Person or may be “independent” directors (under Section 803 of the NYSE American Company Guide or the rules of any other national securities exchange) with respect to the Reporting Persons and/or the Issuer.

Mr. Kingsley may acquire additional Shares from time to time through the exercise of stock options granted to him by the Issuer, and he and the other Reporting Persons may from time to time acquire or dispose of Shares in any kind of transaction, including but not limited to “at-the-market” transactions within the meaning of Rule 415 under the Securities Act of 1933, as amended, or in privately negotiated transactions, or otherwise.

The Reporting Persons, as shareholders, may from time to time vote for against (i) any merger agreements or other agreements to acquire other business or assets, (ii) any merger or consolidation agreements in which the Issuer is not the surviving corporation, or (iii) any other matter submitted to a vote or consent of shareholders, including the amendment of the Issuer’s Articles of Incorporation or Bylaws, and as shareholders they may vote Shares for the election of directors, whether nominated by the Issuer’s Board of Directors, by any of the Reporting Persons, or by any other shareholder, or for the removal of any director, with or without cause.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this statement, each of the Reporting Persons beneficially owned the Shares and the percentage of the outstanding Shares of the Issuer shown on their respective cover page, which information is incorporated by reference herein by such Reporting Person. The percentages are based upon information provided by the Issuer as to the number of shares outstanding as of November 8, 2019, 149,794,177, as reported by the Issuer in its Quarterly Report on Form 10-Q for the nine months ended September 30, 2019.

The Reporting Persons may be deemed to have direct beneficial ownership of Shares as set forth in the following table. In such table, pursuant to Rule 13d-3, the Shares issuable upon the exercise of certain options owned by Mr. Kingsley are deemed outstanding for determining the percentage ownership of Shares by Mr. Kingsley, who is the direct beneficial owner thereof.

Name	Number of Shares	Approximate Percentage Of Outstanding Shares
Greenbelt	1,043,346	0.70%
Greenway	375,351	0.25%
Kingsley	5,697,865	3.72%

Greenbelt has direct beneficial ownership of 1,043,346 Shares. Mr. Kingsley, as an executive officer, director and controlling shareholder of Greenbelt, may be deemed to beneficially own the Shares that Greenbelt beneficially owns. Mr. Kingsley disclaims beneficial ownership of such Shares for all other purposes.

Greenway has direct beneficial ownership of 375,351 Shares. Mr. Kingsley, as the general partner of Greenway with sole voting and dispositive control, may be deemed to beneficially own the Shares which Greenway beneficially owns.

(b) If Mr. Kingsley were to exercise the portions of the options he holds that are presently exercisable and that will become exercisable within the next 60 days, he would have the sole power to vote or direct the vote of 5,697,865 Shares and the sole power to dispose or direct the disposition of such Shares.

(c) On July 31, 2017, Mr. Kingsley sold 150,000 Shares in a private transaction at $2.80 per share. Substantially all of the sale proceeds were invested in AgeX Therapeutics, Inc., a new subsidiary of Issuer (“AgeX”).

On August 17, 2017, Mr. Kingsley exchanged 300,000 Shares for 421,500 common shares of AgeX.

On October 17, 2017, Mr. Kingsley gifted a total of 10,000 Shares.

On December 1, 2017, Green gifted a total of 100,000 Shares to certain charitable organizations.

On November 1, 2018, Mr. Kingsley gifted a total of 20,000 Shares.

On March 8, 2019, Mr. Kingsley acquired pursuant to that certain Agreement and Plan of Merger, dated November 7, 2018 (the “Merger Agreement”), by and between the Issuer, Patrick Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer, and Asterias Biotherapeutics, Inc. (“Asterias”). Pursuant to the Merger Agreement, each share of Series A common stock of Asterias was converted into the right to receive 0.71 common shares of the Issuer (the “Merger”).

In September 2019, Mr. Kingsley gifted a total of 32,000 Shares.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement.

(e) As a result of the Merger, the Reporting Persons ceased to the beneficial owner of more than five percent of Shares.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No change

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated: February 14, 2020

/s/ Alfred D. Kingsley
Alfred D. Kingsley

GREENWAY PARTNERS, L.P.

By:	Greenhouse Partners, L.P.,
its general partner

By:	/s/ Alfred D. Kingsley
Alfred D. Kingsley, General Partner

GREENBELT CORP.

By:	/s/ Alfred D. Kingsley
Alfred D. Kingsley, President